Exhibit 4.2

DESCRIPTION OF CAPITAL STOCK
General
The following is a description of the material terms of the capital stock of Methode Electronics, Inc. (the “Company”). This description is not complete and is qualified by reference to the Company’s restated certificate of incorporation (the “Certificate of Incorporation”) and its amended and restated bylaws (the “Bylaws”). The Certificate of Incorporation and the Bylaws are included as exhibits to the Company’s Annual Report on Form 10-K and are qualified by reference to such documents. Additionally, the following description of certain provisions of Delaware law is not complete and is qualified by reference to the Delaware General Corporation Law (“DGCL”).
Under the Certificate of Incorporation, the Company’s authorized capital stock consists of 100,050,000 shares divided into (a) 100,000,000 shares of common stock, $0.50 par value per share (“Common Stock”), and (b) 50,000 shares of preferred stock, par value $100.00 per share, which are issuable in series on terms determined by our Board of Directors (“Preferred Stock”).
Rights of Our Common Stock

Preemptive Rights. The holders of our Common Stock do not have preemptive rights to purchase or subscribe for any stock or other securities of the Company.

Voting Rights. Each outstanding share of Common Stock is entitled to one vote per share.

Dividends. Holders of Common Stock are entitled to receive, when, and if declared by the Board of Directors, out of any assets legally available therefor, such dividends as may be declared from time to time by the Board of Directors.

Liquidation Rights. In the event of the liquidation, dissolution, or winding-up of the Company, the remaining assets legally available for distribution to stockholders shall be distributed ratably among the holders of Common Stock.

Listing. We list our Common Stock on the NYSE under the symbol “MEI.”

Rights of Our Preferred Stock
We are authorized to issue Preferred Stock with such designation, rights and preferences as may be determined from time to time by our Board of Directors. Accordingly, our Board of Directors is empowered, without stockholder approval, to issue Preferred Stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of our Common Stock and, in certain instances, could adversely affect the market price of this stock. In the event of issuance, the Preferred Stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company or making removal of management more difficult.
Anti-Takeover Provisions
Certain provisions of the Certificate of Incorporation and the Bylaws and Delaware law could have an anti-takeover effect and could delay, discourage or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might otherwise result in a premium being paid over the market price of the Company’s Common Stock.
Certificate of Incorporation and Bylaw Provisions

Exhibit 4.2

The Certificate of Incorporation and the Bylaws contain provisions that could have the effect of delaying or preventing changes in control or changes in the Company’s management without the consent of the Company’s Board of Directors, including, among other things:

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the requirement that certain change in control transactions must be approved by holders of at least seventy-five percent of the aggregate voting power of the holders of the issued and outstanding securities of the Company entitled to vote thereon, which could discourage, delay or prevent a change in control of the Company;

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the requirement that a special meeting of stockholders may be called only by the Company’s President, by the Company’s President or Secretary at the request in writing of a majority of the Company’s Board of Directors, or by the Company’s President or Secretary at the request in writing of one or more stockholders owning a majority of the capital stock of the Company issued and outstanding and entitled to vote, which could delay the ability of the Company’s stockholders to force consideration of a proposal or to take action;

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advance notice procedures with which stockholders must comply to nominate candidates to the Company’s Board of Directors or to propose matters to be acted upon at a stockholders’ meeting, which may preclude stockholders from bringing matters before a meeting of stockholders or from making nominations for directors at a meeting of stockholders if the proper procedures are not followed; and

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as noted above, the ability of our Board of Directors to quickly issue and utilize Preferred Stock, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company or make removal of management more difficult. As of April 30, 2019, we have no outstanding shares of Preferred Stock.

Delaware Law
The Company is subject to Section 203 of the DGCL, which prohibits a Delaware corporation from engaging in any business combination (as defined in Section 203) with any interested stockholder (as defined in Section 203) for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
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upon the closing of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (i) persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

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on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Transfer Agent and Registrar
The transfer agent and registrar for the Common Stock is Continental Stock Transfer & Trust Company.